LAW OFFICES OF

DERENTHAL & DANNHAUSER LLP

1999 HARRISON STREET, 26th Floor

OAKLAND, CALIFORNIA 94612

(510) 350-3070

FACSIMILE: (510) 834-8309

December 15, 2015

BY EDGAR

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance – Mail Stop 4631

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ATEL 17, LLC (the “Company”)

Registration Statement on Form S-1

Filed May 4, 2015

File No. 333-203841

Dear Ms. Long:

Concurrently with this letter, we are filing pre-effective amendment no. 3 to the above referenced registration statement.

The amendment is filed for the sole purpose of including the auditors’ updated consents to the inclusion of their audit reports on the Company’s financial statements and the Manager’s balance sheets, respectively, in the registration statement and prospectus. As the Company anticipates requesting acceleration of its effective date to January 5, 2016, the updated consents are being filed to assure that the consents are within the 30-day window prior to the target effective date. No change is being made to the prospectus currently on file, so the amendment includes only Part II and the two auditors’ consents filed as exhibits.

We would hope to have leave to request acceleration of effectiveness of the registration statement to the Company’s January 5, 2016 target date as soon as may be practicable and consistent with Staff practice, and look forward to the Staff advising us when it has had the opportunity to review the amendment and clear the Company to request acceleration.

Ms. Pamela A. Long

December 15, 2015

No executive compensation has been paid by the Company and none will be paid during the fiscal year ending December 31, 2015. The Company will not commence operations until after it achieves the minimum funding required to release subscription proceeds held in escrow pending such funding, which will only occur after the public offering and sale of 120,000 Units pursuant to the effective registration statement. Accordingly, no compensation table for fiscal year 2015 is to be included in the prospectus, notwithstanding the desired 2016 effective date. We will include this same representation in our cover letter accompanying the acceleration requests when we are cleared to submit those requests.

Please contact the undersigned with any questions or comments concerning this filing.

Very truly yours,

/s/ Paul J. Derenthal
Paul J. Derenthal

cc:	Tracey McKoy, Staff Accountant
Sherry Haywood, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission

Mr. Dean L. Cash
Mr. Paritosh Choksi
Mr. Samuel Schussler
Vasco Morais, Esq.